File No. 70-9357

SECURITIES AND EXCHANGE COMMISSION
(the Commission)
Washington, D.C.  20549

AMENDMENT NUMBER TWO TO
FORM U-1

APPLICATION/DECLARATION
WITH RESPECT TO CERTAIN TRANSACTIONS
UNDER
THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935 (the Act)

MONTAUP ELECTRIC COMPANY
P.O. Box 2333, Boston, Massachusetts  02107

EASTERN EDISON COMPANY
750 West Center Street, West Bridgewater, Massachusetts  02379

(Name of companies filing this statement and addresses of their principal executive offices)

EASTERN UTILITIES ASSOCIATES

(Name of top registered holding company parent of applicant or declarant)

CLIFFORD J. HEBERT, JR., TREASURER
EASTERN UTILITIES ASSOCIATES
P.O. Box 2333, Boston, Massachusetts  02107

(Name and address of agent for service)

The Commission is requested to mail signed copies of all orders, notices and communications to:

ARTHUR I. ANDERSON, P.C.
McDermott, Will & Emery
75 State Street
Boston, Massachusetts 02109-1807




Item 1 and Item 3 are amended and restated in their entirety as follows:

ITEM 1. DESCRIPTION OF PROPOSED TRANSACTIONS.

A.    Introduction.

Eastern Edison Company ("Eastern Edison") and Montaup Electric Company ("Montaup") each hereby request authorization to redeem or repurchase in one or more transactions, up to $50,000,000 in the case of Eastern Edison and $235,000,000 in the case of Montaup of any combination of debt or classes or series of their respective capital stock held by affiliates in order to reduce their respective total capitalization to an appropriate level for their reduced scale of operations as a result of industry restructuring and Montaup's divestiture of generation assets.

B.      Purchases and Redemptions of Securities.

1. Montaup proposes to redeem or acquire and retire up to an aggregate amount of $235,000,000 of its outstanding Debenture Bonds, preferred stock or common stock (collectively, the "Montaup Securities") from Eastern Edison from time to time through December 31, 2003. The redemption price for Debenture Bonds will be the principal amount thereof plus accrued interest. The repurchase price for shares of preferred stock and common stock of Montaup will be their original purchase price (plus in the case of common stock a pro rata allocated portion of paid-in capital, not to exceed $30,000,000). All of the Montaup Securities are issued in the name of, and beneficially owned by, Eastern Edison.

2. Montaup proposes to finance such redemptions and repurchases with (i) the proceeds from the divestiture of its generation assets which are being sold in accordance with applicable orders of the Federal Energy Regulatory Commission, the Massachusetts Department of Telecommunications and Energy and the Rhode Island Public Utilities Commission, (ii) proceeds from a possible securitization financing or conventional financing, (iii) cash flow and (iv) borrowings under other available credit facilities.

3. Eastern Edison proposes to repurchase and retire, in one or more transactions, up to an aggregate amount of $50,000,000 of its outstanding common stock from Eastern Utilities Associates ("EUA"), from time to time through December 31, 2003. The repurchase price for shares of common stock will be the original issue price (plus a pro rata allocation of paid-in capital, not to exceed $50,000,000). Eastern Edison currently has outstanding 2,891,357 shares of common stock, all of which are owned by EUA.

4. Eastern Edison proposes to finance such acquisitions with the proceeds from cash flow and other credit facilities and the proceeds from the redemption and repurchase of the Montaup Securities. The proceeds from the redemption and repurchase of Montaup Securities are initially required to be deposited with the Trustee under the Indenture of First Mortgage and Deed of Trust of Eastern Edison dated as of September 1, 1948 (the "Eastern Indenture"). To the extent that such proceeds are not used to redeem first mortgage bonds issued under the Eastern Indenture, Eastern Edison will obtain their release through the use of available bond credits, as defined in Section 8.03 of the Eastern Indenture (the "Bond Credits"), or by the use of available net additions, as defined in
Section 8.02 of the Eastern Indenture (the "Net Additions").

C.      Payment of Purchase Price Out of Other Paid-In Capital.

Because the repurchase price of common stock of Eastern Edison and Montaup will include an allocated pro rata portion of paid-in capital, Eastern Edison requests authorization to reduce its paid-in capital by an aggregate amount of up to $50, 000,000 and Montaup requests authorization to reduce its paid-in capital by an amount of up to $30,000,000.

D.      Conclusion.

Eastern Edison and Montaup desire the authority to engage in the proposed transactions, which are part of a larger series of transactions whereby Eastern Edison will seek to (i) reduce its outstanding indebtedness to an amount that will result in an appropriate debt/equity ratio following Montaup's generation assets divestiture, (ii) eliminate Eastern Edison's preferred stock or reduce the number of shares outstanding through negotiated repurchases or an issuer tender offer, (iii) reduce Montaup's common equity through repurchases from Eastern Edison or dividends, (iv) reduce Eastern Edison's common equity through repurchase from EUA or dividends, and (v) repay short term indebtedness.

ITEM 3. APPLICABLE STATUTORY PROVISIONS.

Transaction                             Applicable Sections
Purchases of common stock by            Section 12(c); Rule 42;
Eastern Edison; redemption of
Montaup Securities by Montaup


SIGNATURES

Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned companies have duly caused this statement to be signed on their behalf by the undersigned thereunto duly authorized.

                                        EASTERN EDISON COMPANY
                                        MONTAUP ELECTRIC COMPANY


                                        By /s/ Clifford J. Hebert, Jr.
                                           Clifford J. Hebert, Jr.
                                           Treasurer


DATED: December 28, 1998